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Securities and Exchange Commission
Trading and Markets

FEB 25 2020

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-66932~~ 8-69932

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EIG Global Energy Partners Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 New Hampshire Ave NW Suite 1200
(No. and Street)

Washington (City) DC (State) 20037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Zucker 908-231-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Boulevard (Address) McLean (City) VA (State) 22102 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Caplan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EIG Global Energy Partners Capital Markets, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

District of Columbia: SS
Subscribed and sworn to before me, in my presence,
this 14 day of February, 2020

Avdyl Sinanaj, Notary Public, D.C.
My commission expires July 14, 2023.

Notary Public

Signature

Chief Executive Officer

Title

DISTRICT OF COLUMBIA NOTARY PUBLIC AVDYL SINANAJ EXP. 7-14-23

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EIG Global Energy Partners Capital Markets, LLC
Table of Contents

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Report of Independent Registered Public Accounting Firm

To the Member of EIG Global Energy Partners Capital Markets, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of EIG Global Energy Partners Capital Markets, LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

McLean, Virginia
February 14, 2020

We have served as the Company's auditor since 2018.

EIG Global Energy Partners Capital Markets, LLC
Statement of Financial Condition
As of December 31, 2019
(Dollars in thousands)

Assets		
Cash	$	4,375
Other receivables and prepaids		5
Total Assets	**$**	**4,380**
Liabilities and Member's Equity		
Liabilities		
Due to parent	$	135
Other liabilities		42
Total Liabilities		**177**
Total Member's Equity		**4,203**
Total Liabilities and Member's Equity	**$**	**4,380**

The accompanying notes are an integral part of these financial statements.

(Dollars in thousands, except where noted)

1. Description of Business

EIG Global Energy Partners Capital Markets, LLC ("the Company") was formed on February 13, 2017 and is organized as a Delaware limited liability company. The Company is governed by a limited liability company agreement (the "Agreement"). The Company is a wholly owned subsidiary of EIG Asset Management, LLC ("the Parent or EIG AM", itself a subsidiary of EIG Global Energy Partners, LLC ("EIG GEP" or the "Ultimate Parent").

The Company's Financial Industry Regulatory Authority ("FINRA") license and Membership Agreement were approved effective January 18, 2018 to become a registered broker-dealer under the Securities Exchange Act of 1934. As permitted under its Membership Agreement with FINRA, the Company may engage in the following types of business:

I. Private placement of securities (excluding the sale of oil and gas interests, USCIS EB-5 Programs, and Regulation A+ securities); and

II. Mergers and acquisitions ("M&A") advisory services; and

III. Best Efforts Underwriter (Cannot act or be identified as acting in a Firm Commitment Underwriting in any capacity).

As described in the Company's FINRA Membership Agreement, the Company does not claim exemption from Securities Exchange Commission ("SEC") Rule 15c3-3 (17 C.F.R. § 240.15c3-3 or the "Customer Protection Rule") in reliance on footnote 74 to SEC Release 34-70073. To avail itself of this option the Company represents that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to private placement of securities and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. Consequently, the Company is not required to prepare or present the reserve requirements or possession or control supporting schedules otherwise required by the Customer Protection Rule or SEC Rule 17a-5 (17 C.F.R. § 240.17a-5). The Company is also a member of the Securities Investor Protection Corporation.

The Company operates out of the headquarters of EIG GEP in Washington, DC.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements.

Basis of Presentation
The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the year. Actual results could differ from those estimates and such differences could be material. Market conditions could increase the risk and complexity of the judgements in these estimates.

(Dollars in thousands, except where noted)

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of 90 days or less when purchased to be cash equivalents. All cash amounts currently held are on deposit in interest bearing accounts with major financial institutions and may at times exceed insured limits. As of and for the year ended December 31,2019, the Company did not hold any cash equivalents.

Prepaid Expenses

Prepaid expenses consist of subscriptions and insurance premiums which are amortized over their useful lives.

Income Taxes

The Company operates as a limited liability company in the United States. The results of the Company's operations are included on the consolidated tax return of the Ultimate Parent. As a single-member limited liability company, it is generally not subject to U.S. federal or state income tax and accordingly no material tax recognition is reflected in the Company's financial statements.

In the normal course of business, the Company is subject to examination by federal, state, and local jurisdictions, where applicable. As of December 31, 2019, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from inception forward.

Disclosure of uncertainty in tax positions requires management to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relative taxing authority. For the year ended December 31, 2019, the Company determined that no liability should be recorded related to the analysis of uncertain tax positions. Management does not expect a significant change in uncertain tax positions within the next year.

3. Related Party Transactions

Due to Parent

The Company entered into a Services Agreement with its parent. Under the Services Agreement, EIG AM will provide, or arrange for the provision through others, those facilities, services and personnel as may be reasonably required or useful to enable the Company to perform its broker-dealer business ("the services").

Under the Expense Allocation Methodology laid out in the Services Agreement, the Company shall reimburse Parent for:

I. Direct costs, if any, incurred by EIG AM on behalf of the Company;
II. Personal costs, if any, allocated based on the prorated amount of time dedicated to the provision of services to the Company;
III. Occupancy costs, if any, allocated based upon the percentage of personnel and corresponding floor space allocable to the Company;
IV. Other costs, if any, allocated on a reasonable basis.

At December 31, 2019, the balance owed by the Company to Parent under the Services Agreement is $135. Such balances are unsecured and interest free and the Company settles them on a periodic basis. The Company made a reimbursement to Parent for such expenses in November 2019, and the remainder outstanding at December 31, 2019 is included in *Due to parent* in the Statement of Financial Condition. A detailed breakdown of the movements of *Due to parent* is as follows:

(Dollars in thousands, except where noted)

3. Related Party Transactions (continued)

	Due to parent
Balance at December 31, 2018	**$ 713**
Salaries and employee benefits	277
Professional and legal fees	145
General and administrative	58
Total	480
Expense reimbursment made during year	(1,058)
Balance at December 31, 2019	**$ 135**

As of December 31, 2019, the Company had total member's equity of $4,203.

Distributions
The Company did not declare or pay any distributions during the period.

4. Commitments and Contingencies

Regulatory Requirement
As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than 6-2/3% of aggregate indebtedness or $5, whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 as a broker-dealer. As of December 31, 2019, the Company had net capital of $4,198, which was $4,186 in excess of its requirement of $12. The Company's aggregate indebtedness to net capital ratio was 0.04 to 1.

As per Note 1 *Description of Business*, the Company conducts its activities in accordance with footnote 74 to SEC Release 34-70074 and is not claiming exemption from the Customer Protection Rule. At December 31, 2019, the amount required to be held on deposit in "Reserve Bank Account(s)" was $nil because the Company does not hold customer funds or securities, is not claiming an exemption from the Customer Protection Rule, and its business activities are limited to private placement of securities and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

Contracts in the Normal Course of Business
In the normal course of business, the Company may enter into contracts which provide general indemnifications and contain a variety of representations and warranties that may expose the Company to some risk of loss. The potential for any exposure under these arrangements is assessed as remote and accordingly the Company has not made any related accruals as of or for the year ended December 31, 2019.

5. Subsequent Events
The Company has evaluated subsequent events and transactions through February 14, 2020, the date the financial statements were available to be issued and determined there are no items to disclose.

EIG Global Energy Partners Capital Markets, LLC

(A Delaware Limited Liability Company)

Financial Statement
With Report of Independent Registered Public Accounting Firm

As of December 31, 2019